

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2012

<u>Via Email</u>
Mr. Ben Rosenzweig
The Committee to Strengthen J. Alexander's
Privet Fund Management LLC
3280 Peachtree Rd, Suite 2670
Atlanta, GA 30305

> **Re:** **J. Alexander's Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed by Privet Fund LP, Privet Fund Management LLC, Ryan Levenson,**
> **Ben Rosenzweig and Todd Diener**
> **Filed May 3, 2012**
> **File No. 001-08766**

Dear Mr. Rosenzweig:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please fill in all blanks and confirm bracketed information. In this regard, please confirm the total number and identity of the nominees that you intend to nominate to the Board.

2.   Please remove disclosure on the second page of the proxy statement that sets forth a prediction regarding the possibility that Mr. Stout will not be elected. Refer generally to Note (d) to Rule 14a-9.

3.   Further to our comment above. Please explain the disclosure regarding your nominees plans to support an expansion of the Board. Have your nominees committed to, or otherwise agreed with, any of the participants regarding any specific actions they will

take if elected, including but not limited to expanding the current board and/or specific appointments they will make to the Board? Refer to Item 5(b) of Schedule 14A. We may have further comment.

4.   Your disclosure implies a link between the possible failure of Mr. Stout to be re-elected and a decision by the Board to expand the board to ensure "continuity". If two of your nominees receive the plurality of the votes cast, continuity is seemingly assured given that there are 2 remaining board seats that would be filled by the company's nominees who received the plurality of votes cast (assuming such company nominees do not resign and agree to serve if your nominees are elected). Please revise or advise.

The Company's Stock Price Has Significantly Underperformed…, page 8

5.   Refer to footnote 4 to the table presented on page 8. Please revise to explain in greater detail why the participants believe the peer group chosen is appropriate. We note the focus for comparison appears to be whether a restaurant has been a public company for a particular duration but no mention is made regarding similarities, if any, in the scale of restaurant, locale, clientele, etc.

6.   Similar to the disclosure provided in footnote 4, please revise to clarify throughout the proxy statement whether the company has identified the restaurants to which you make comparisons as its "competitors".

7.   Please supplementally provide further basis for the statements made on pages 9-12 as indicated in footnotes 6-9, and footnotes 11-13. Please provide sufficient pages of information from the documents referenced in these materials so that we can assess the context of the information upon which you rely. Please mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Our Nominees have the relevant experience…, page 16

8.   Please outline any specific plans and/or steps the nominees plan on taking to address <u>each</u> of the concerns listed under this heading. If there are no specific plans, revise to state this fact.

9.   Please explain whether the participants are committed to pursuing plans with respect to board expansion as outlined in the April 25th settlement proposal or have any other plans with respect to increasing their board representation if their nominees are elected.

Proposal No. 1, page 17

10.   You have reserved the right to vote for unidentified substitute nominees. Please confirm that, should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Voting and Proxy Procedures, page 20

11.   You disclose your intention to vote shares represented by properly executed GOLD proxy cards for Company nominee, Lonnie Stout. Please refer to the restrictions on proxy authority referenced in Rule 14a-4(d). We note that Rule 14a-4(d)(1) states that a proxy shall not confer authority to vote for the election of any person to any office for which a bona fide nominee is not named in the proxy statement. Mr. Stout does not appear to be your bonafide nominee. Moreover, you acknowledge that the number of persons you are nominating to the board render you ineligible to rely on the "short-slate" provisions of Rule 14a-4(d) to solicit for the authority to vote for the company nominees. Accordingly, please revise your proxy statement throughout to remove the suggestion that you have such authority.

Solicitation of Proxies, page 22

12.   Please disclose the information required by Item 4(b)(4) of Schedule 14A.

13.   We note that you plan on soliciting proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

14.   Further to our comment above, please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please

advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for such online communications.

Incorporation by Reference, page 25

15.   You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying on Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Schedule I

16.   Please include information as of the most reasonable practicable date. For example, as may be appropriate, revise to update information required by Item 5(b)(iv) of Schedule 14A.

Proxy Card

17.   Please revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                Sincerely,

                /s/ Mellissa Campbell Duru

                Mellissa Campbell Duru
                Special Counsel
                Office of Mergers and Acquisitions

Cc (via email): Rick Miller, Esq.
                Bryan Cave LLP